Exhibit 99.1

Julie Smolyansky Chairperson of the Board, President and Chief Executive Officer Lifeway Foods, Inc. 6431 West Oakton St. Morton Grove, IL 60053 United States of America November 15, 2024

Strictly Private & Confidential

Update on our Proposed Acquisition of Lifeway Foods, Inc.

Dear Julie,

I wanted to follow up on Danone’s Proposal dated September 23, 2024.

We were disappointed by the Board’s response to our Proposal, which offers compelling value to shareholders, especially in light of the positive reaction to our Proposal by the market.

We remain convinced that a transaction with Danone will allow Lifeway’s shareholders to realize immediate value and to drive Lifeway’s continued development. We continue to believe Lifeway has an attractive opportunity to achieve its full potential through a combination with Danone, removing the constraints and additional resources required for a publicly listed company of Lifeway’s size.

While we have not been granted access to any due diligence yet, in the spirit of demonstrating our strong commitment to the Transaction and continuing to offer a compelling proposition to Lifeway’s shareholders, we are prepared to provide the Board with this updated non-binding proposal (the “Updated Proposal”).

Subject to the terms and conditions of our Proposal dated September 23, 2024, which otherwise remain unchanged, we would be prepared to pay $27 per Lifeway share (the “Updated Indicative Price”), in all cash, for the entire share capital of the Company. This Updated Indicative Price implies a premium of 72% over the 3-month volume weighted average price as of the last full trading day before we submitted to you our Proposal on September 23, 20241.

We believe that this Updated Indicative Price fully reflects the fundamental potential of the Company and provides Lifeway’s shareholders with the certainty of an attractive and immediate cash premium.

We are committed to ensuring Lifeway’s shareholders are offered the opportunity to benefit from our compelling Updated Proposal, and hope you and the rest of the Board will act accordingly. We would welcome the opportunity to discuss this Updated Proposal and next steps with you.

[1]	3-month volume weighted average price of $15.74 (based on period running from June 21, 2024 to September 20, 2024)

DANONE NORTH AMERICA 12002 Airport Way, Broomfield, CO 80021 1 Maple Ave, White Plains, NY 10605

We would be prepared to conduct due diligence as soon as you provide us access to a data room. We are also ready to enter into immediate negotiations regarding the terms of a potential transaction. Subject to our being able to access immediately the information required as part of our confirmatory due diligence and negotiating Transaction Documentation in parallel, we are confident in our ability to reach a definitive agreement in three weeks.

Non-binding Proposal

Nothing in this Updated Proposal is, nor is intended to be, legally binding or contains any form of representation or obligation, and nothing in this Updated Proposal shall give rise to a right or remedy for any party. This Updated Proposal is not a binding offer, and is intended solely to indicate our non-binding interest in exploring the possibility of engaging in a Transaction and is not intended to create any legal binding commitment or obligation or form the basis of any legal remedy or claim against Danone or any of their affiliates, or create any legal relationship between any of the foregoing on the one hand and Lifeway or any of its affiliates or shareholders on the other hand. We may engage in or terminate discussions relating to the Transaction contemplated in this Updated Proposal at any time and without notice or any reason therefor and without being liable for any indemnification or otherwise whatsoever. Furthermore, this Updated Proposal is not intended to be exhaustive of the matters which may be covered by any negotiations, requests for information or any agreements or contracts which may follow.

Consistent with our Schedule 13D obligations, we will make a public filing which will disclose this letter.

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We look forward to hearing from you.

Yours sincerely,

/s/ Shane Grant

Shane Grant

Danone Deputy CEO

President & CEO of Danone North America PBC

CEO Americas and EVP Dairy, Plant-Based and Global Sales

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